UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: July 31, 2017

Commission File No. 001-36738

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

FORM 6-K

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-208623.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2017 and 2016 of Navios Maritime Midstream Partners L.P. (referred to herein as “we”, “us”, “Navios Midstream” or the “Company”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Midstream’s 2016 Annual Report (the “2016 Annual Report”) filed on Form 20-F with the U.S. Securities and Exchange Commission.

This report contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Midstream’s future dividends and Navios Midstream’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Midstream at the time this filing was made. Although Navios Midstream believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Midstream. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and drydocking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Midstream operates, risks associated with operations outside the United States, and other factors listed from time to time in Navios Midstream’s filings with the Securities and Exchange Commission, including its Form 20-Fs and Form 6-Ks. Navios Midstream expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Midstream’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Midstream makes no prediction or statement about the performance of its common units.

Overview

Navios Midstream was formed on October 13, 2014, as a Marshall Islands limited partnership to own, operate and acquire crude oil tankers, refined petroleum product tankers, chemical tankers, and LPG tankers under long-term employment contracts. Navios Maritime Midstream Partners GP LLC, a wholly-owned subsidiary of Navios Maritime Acquisition Corporation (“Navios Acquisition”), was formed on October 13, 2014 to act as our general partner. On November 18, 2014, we completed our initial public offering (“IPO”).

Equity Transactions

On July 29, 2016, Navios Midstream entered into a Continuous Offering Program Sales Agreement (the “Sales Agreement”) with S. Goldman Capital LLC, as sales agent (the “Agent”), pursuant to which Navios Midstream may issue and sell from time to time through the Agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million.

During the quarter ended June 30, 2017, Navios Midstream issued 20,165 common units and received net proceeds of approximately $0.2 million. Pursuant to the issuance of the common units, Navios Midstream issued 412 general partnership units to its general partner in order to maintain its 2.0% general partner interest. During the six month period ended June 30, 2017, Navios Midstream issued 336,011 common units and received net proceeds of approximately $4.0 million. Pursuant to the issuance of the common units, Navios Midstream issued 6,858 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million. As of June 30, 2017, there were outstanding: 10,011,806 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A units and 427,499 general partnership units.

Our Fleet

Our fleet consists of six VLCCs, which have an average remaining employment term of approximately 3.8 years, including the backstop commitment from Navios Acquisition. They are chartered to five counterparties, Dalian Ocean Shipping Co. Ltd. (“Cosco Dalian”), a Chinese state-owned enterprise, SK Shipping Company Limited (“SK Shipping”), Formosa Petrochemical Corporation, a Taiwan Stock Exchange-listed company (“Formosa Petrochemical”), VL8 Pool Inc. (“VL8”) and Shell Trading Singapore (Private) Ltd. (“Shell”).

The following table provides summary information about our fleet as of July 27, 2017:

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)	Profit Share to Owner		Expiration Date (2)
Shinyo Ocean	VLCC	2001	281,395	Pool earnings	—		Upon notice	(3)
				$38,400	—		January 2019	(4)
Shinyo Kannika	VLCC	2001	287,175	Pool earnings	—		Upon notice	(3)
				$38,025			February 2019	(4)
Shinyo Saowalak	VLCC	2010	298,000	$48,153	35% above $54,388	(5)	June 2025
					40% above $59,388	(5)
					50% above $69,388	(5)
Shinyo Kieran	VLCC	2011	297,066	$48,153	35% above $54,388	(5)	June 2026
					40% above $59,388	(5)
					50% above $69,388	(5)
C. Dream	VLCC	2000	298,570	$29,625	50% above $30,000	(7)	March 2019
					40% above $40,000	(7)
Nave Celeste	VLCC	2003	298,717	$17,775	100% between $17,775 and 50% above $37,525	(8)	January 2018
				$35,000			December 2018	(6)

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Evergreen until terminated by owners or charterer’s notice.
(4)	Includes a backstop period for the Shinyo Ocean and the Shinyo Kannika. Navios Acquisition has provided a backstop commitment for a two-year period at the net time charter out rate of $38,400 per day for the Shinyo Ocean and $38,025 per day for the Shinyo Kannika. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(5)	Calculated annually on the basis of the weighted average of the daily values of four Baltic Exchange Tanker Routes for the past four quarters adjusted for certain agreed specifications (i.e. actual consumption and other voyage expenses). Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(6)	Includes a backstop period for the Nave Celeste. Navios Acquisition has provided a backstop commitment for a two-year period at the net time charter out rate of $35,000 per day. All data in the table is based on a charter length inclusive of both the initial and backstop periods.
(7)	Calculated annually based on the actual earnings of the vessel. Any profit is split between the owner and the charterer with the owner receiving the percentage stated in the table above.
(8)	Rate calculated monthly and based upon daily Baltic International Tanker Routes, Route Tanker Dirty 3 ME Gulf to Japan (“BITR TD3”).

Option Vessels

We have options, exercisable through November 18, 2018, to purchase the following three VLCCs from Navios Acquisition at fair market value. Although we anticipate that we may exercise some or all of our options to purchase the following three VLCCs, the timing of such purchases is uncertain and each such purchase is subject to various conditions, including reaching an agreement with Navios Acquisition regarding the fair market value of the vessel and the availability of financing, which we anticipate would be from external sources. Generally, we expect to fund the acquisition of any or all of the three additional VLCCs we may elect to purchase with cash from operations, bank borrowings and the issuance of debt and equity securities.

The following table provides summary information about the vessels subject to the options as of July 27, 2017:

Vessels	Purchase Option Expiration Date	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)		Profit Share to Owner	Employment Expiration Date (2)
Nave Buena Suerte	November 2018	VLCC	2011	297,491	Floating Rate	(3)	—	August 2017
Nave Neutrino	November 2018	VLCC	2003	298,287	$37,520		—	September 2017
Nave Electron	November 2018	VLCC	2002	305,178	Floating Rate	(4)	—	December 2017

(1)	Net time charter-out rate per day in dollars (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	Rate is based upon daily BITR TD3. Owner receives 100% of the index rate up to $41,969 net per day, 90% up until $44,438 net per day and 50% of any amount in excess of $44,438 net per day. The contract provides a minimum rate of $19,750 net per day.
(4)	Rate based on VLCC pool earnings.

Our Customers

We provide seaborne shipping services under charters with customers that we believe are creditworthy.

For the six month period ended June 30, 2017, customers representing 10% or more of total revenue were Cosco Dalian, VL8 and Shell that accounted for 48.4%, 17.6% and 11.5%, respectively, of our revenue. For the year ended December 31, 2016, our customers representing 10% or more of total revenue were Cosco Dalian, Formosa Petrochemical and SK Shipping that accounted for 70.6%, 15.7% and 13.7%, respectively, of our revenue.

Although we believe that if any one of our charters were terminated we could re-charter the related vessel at the prevailing market rate relatively quickly, the permanent loss of a significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations if we were unable to re-charter our vessel on a favorable basis due to the current market conditions, or otherwise.

We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our Management Agreement with Navios Tankers Management Inc. (the “Manager”) (which provides for a fixed management fee extended through December 31, 2018) will provide us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charters hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in drydock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2016 Annual Report for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the six month periods ended June 30, 2017 and 2016 of Navios Midstream discussed below include the following entities:

Company name	Vessel name	Country of incorporation	2017	2016
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1-6/30	1/1-6/30
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1-6/30	1/1-6/30
Navios Maritime Midstream Partners Finance (US) Inc.	N/A	Delaware	1/1-6/30	1/1-6/30
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1-6/30	1/1-6/30
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1-6/30	1/1-6/30
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1-6/30	1/1-6/30
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1-6/30	1/1-6/30
Shinyo Dream Limited	C. Dream	Hong Kong	1/1-6/30	1/1-6/30
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	1/1-6/30	1/1-6/30

The accompanying interim condensed consolidated financial statements of Navios Midstream are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, of Navios Midstream’s condensed consolidated financial position as of June 30, 2017 and the condensed consolidated results of operations for the three and six month periods ended June 30, 2017 and 2016. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Midstream’s Annual Report on Form 20-F for the year ended December 31, 2016.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and six month periods ended June 30, 2017 and 2016.

	Three Month Period ended June 30, 2017 ($’000) (unaudited)	Three Month Period ended June 30, 2016 ($’000) (unaudited)	Six Month Period ended June 30, 2017 ($’000) (unaudited)	Six Month Period ended June 30, 2016 ($’000) (unaudited)
Revenue	$18,510	$22,695	$39,610	$46,844
Time charter expenses	(284)	(338)	(569)	(749)
Direct vessel expenses	(995)	(952)	(1,775)	(1,588)
Management fees	(5,187)	(5,187)	(10,317)	(10,374)
General and administrative expenses	(630)	(724)	(1,354)	(1,550)
Depreciation and amortization	(6,259)	(6,378)	(12,552)	(12,779)
Interest income	5	69	11	69
Interest expenses and finance cost	(3,203)	(3,284)	(6,334)	(6,440)
Other income / (expense), net	3	(12)	(258)	(49)
Net income	$1,960	$5,889	$6,462	$13,384
EBITDA (1)	$12,412	$16,434	$27,112	$34,122
Operating Surplus (1)	$7,048	$10,000	$16,517	$21,271

(1)	EBITDA and Operating Surplus are non-GAAP financial measures. See “—Reconciliation of EBITDA to Net Cash from Operating Activities, Operating Surplus” for a description of EBITDA and Operating Surplus and a reconciliation of EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended June 30, 2017 compared to the Three Month Period ended June 30, 2016

Revenue: Revenue for the three month period ended June 30, 2017 decreased by $4.2 million to $18.5 million, as compared to $22.7 million for the same period in 2016, mainly due to the lack of profit share as a result of the prevailing market conditions and certain unscheduled off-hires among which the prolonged drydock of one of our vessels. Time Charter Equivalent (“TCE”) was $39,342 for the three month period ended June 30, 2017 and $45,783 for the three month period ended June 30, 2016.

Time charter expenses: Time charter expenses were $0.3 million, for each of the three month periods ended June 30, 2017 and 2016.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels in our fleet amounted to $1.0 million for each of the three month periods ended June 30, 2017 and 2016.

Management fees: Management fees amounted to $5.2 million for each of the three month periods ended June 30, 2017 and 2016.

General and administrative expenses: Total general and administrative expenses for the three month period ended June 30, 2017 decreased by $0.1 million to $0.6 million, as compared to $0.7 million for the three month period ended June 30, 2016 due to a $0.1 million decrease in legal and professional fees. The expenses charged by the Manager for administrative services were $0.4 million for each of the three month periods ended June 30, 2017 and 2016.

Depreciation and amortization: Depreciation and amortization for the three month period ended June 30, 2017 amounted to $6.3 million as compared to $6.4 million for the three month period ended June 30, 2016. Depreciation of a vessel is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which ranged from 6.34 to 15.00 years at inception.

Interest expense and finance cost: Interest expense and finance cost for the three month period ended June 30, 2017 amounted to $3.2 million as compared to $3.3 million for the three month period ended June 30, 2016. As of June 30, 2017 and 2016, the outstanding weighted average loan balance was $201.4 million and $203.5 million, respectively, and the weighted average interest rate was 5.67% and 5.50% for each of the three month periods ended June 30, 2017 and 2016, respectively.

Operating surplus: Navios Midstream generated operating surplus for the three month period ended June 30, 2017 of $7.0 million as compared to $10.0 million for the three month period ended June 30, 2016. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus” contained herein).

For the Six Month Period ended June 30, 2017 compared to the Six Month Period ended June 30, 2016

Revenue: Revenue for the six month period ended June 30, 2017 decreased by $7.2 million to $39.6 million, as compared to $46.8 million for the same period in 2016, mainly due to the lack of profit share as a result of the prevailing market conditions and certain unscheduled off-hires among which the prolonged drydock of one of our vessels. TCE was $38,914 for the six month period ended June 30, 2017 and $44,565 for the six month period ended June 30, 2016.

Time charter expenses: Time charter expenses for the six month period ended June 30, 2017 were $0.6 million, as compared to $0.7 million for the six month period ended June 30, 2016.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels in our fleet amounted to $1.8 million for the six month period ended June 30, 2017, as compared to $1.6 million for the six month period ended June 30, 2016.

Management fees: Management fees for the six month period ended June 30, 2017 decreased by $0.1 million to $10.3 million, as compared to $10.4 million for the six month period ended June 30, 2016.

General and administrative expenses: Total general and administrative expenses for the six month period ended June 30, 2017 decreased by $0.2 million to $1.4 million, as compared to $1.6 million for the six month period ended June 30, 2016, due to a $0.2 million decrease in legal and professional fees. The expenses charged by Navios Maritime Holdings Inc. (“Navios Holdings”) for administrative services were $0.8 million for each of the six month periods ended June 30, 2017 and 2016.

Depreciation and amortization: Depreciation and amortization for the six month period ended June 30, 2017 amounted to $12.6 million as compared to $12.8 million for the six month period ended June 30, 2016. Depreciation of vessels is calculated using an estimated useful life of 25 years for the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which ranged from 6.34 to 15.00 years at inception.

Interest expense and finance cost: Interest expense and finance cost for the six month period ended June 30, 2017 amounted to $6.3 million as compared to $6.4 million for the six month period ended June 30, 2016. For each of the six month periods ended June 30, 2017 and 2016, the outstanding weighted average loan balance was $201.7 million and $203.7 million, respectively, and the weighted average interest rate was 5.57% and 5.50%, respectively.

Other income/ (expense), net: Other expense, net for the six month period ended June 30, 2017 was $0.3 million, as compared to approximately $0.1 million for the six month period ended June 30, 2016.

Operating surplus: Navios Midstream generated operating surplus for the six month period ended June 30, 2017 of $16.5 million as compared to $21.3 million for the same period ended June 30, 2016. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions. (See “Reconciliation of EBITDA to Net Cash from Operating Activities, EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Liquidity and Capital Resources

Our primary short-term liquidity needs will be to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs are expected to primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long-term borrowings and other debt or equity financings. Please read the “Equity Transactions” section for a discussion of our Sales Agreement. We expect that we will rely upon external financing sources, including bank and other borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms to meet our liquidity needs.

On July 29, 2016, Navios Midstream entered into a Sales Agreement with the Agent, pursuant to which Navios Midstream may issue and sell from time to time through the Agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million.

During the quarter ended June 30, 2017, Navios Midstream issued 20,165 common units and received net proceeds of approximately $0.2 million. Pursuant to the issuance of the common units, Navios Midstream issued 412 general partnership units to its general partner in order to maintain its 2.0% general partner interest. During the six month period ended June 30, 2017, Navios Midstream issued 336,011 common units and received net proceeds of approximately $4.0 million. Pursuant to the issuance of the common units, Navios Midstream issued 6,858 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million. As of June 30, 2017, there were outstanding: 10,011,806 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A units and 427,499 general partnership units.

Credit Facilities

Term Loan B: On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc., as co-borrowers, completed the issuance of the $205.0 million Term Loan B. The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum, is secured by first priority mortgages covering six vessels owned by subsidiaries of Navios Midstream, in addition to other collateral, and is guaranteed by such subsidiaries.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

As of June 30, 2017, an amount of $200.9 million was outstanding under this facility. The weighted average interest rate for the six month period ended June 30, 2017 was 5.57%.

As of June 30, 2017, Navios Midstream was in compliance with the covenants set forth in the Term Loan B.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Midstream for the six month periods ended June 30, 2017 and 2016.

	Six Month Period Ended June 30, 2017 ($’000) (Unaudited)	Six Month Period Ended June 30, 2016 ($’000) (Unaudited)
Net cash provided by operating activities	$7,972	$19,394
Net cash used in investing activities	—	(500)
Net cash used in financing activities	(24,986)	(18,509)
(Decrease)/ increase in cash and cash equivalents	$(17,014)	$385

Cash provided by operating activities for the six month period ended June 30, 2017 as compared to the six month period ended June 30, 2016:

Net cash provided by operating activities decreased by $11.4 million to $8.0 million for the six month period ended June 30, 2017 as compared to $19.4 million for the same period in 2016. The $11.4 million decrease is analyzed as follows:

The net income for the six month period ended June 30, 2017 was $6.5 million compared to $13.4 million for the six month period ended June 30, 2016. In determining net cash provided by operating activities for the six month period ended June 30, 2017, net income was adjusted for the effect of depreciation and amortization of $12.6 million, $0.7 million for amortization of deferred financing cost and $1.8 million for the amortization of drydock and special survey costs. In determining net cash provided by operating activities for the six month period ended June 30, 2016, net income was adjusted for the effect of depreciation and amortization of $12.8 million, $0.7 million for amortization of deferred financing cost and $1.6 million for the amortization of drydock and special survey costs.

Amounts due from related parties, as of June 30, 2017 and December 31, 2016 increased by $6.5 million from $4.9 million to $11.4 million, respectively, which mainly related to payments of management fees and other expenses including dry docking expenses to Navios Holdings and its subsidiaries under the terms of our Management Agreement.

Accounts receivable decreased by approximately $0.1 million from $2.3 million for the year ended December 31, 2016 to $2.1 million as of June 30, 2017 due to the decrease in receivables from charterers.

Accounts payable decreased by $0.3 million from $2.4 million for the year ended December 31, 2016 to $2.1 million as of June 30, 2017. This decrease was attributable to the decrease in brokers expenses payable by $0.4 million partially mitigated by a $0.1 million increase in various expenses.

Prepaid expenses and other current assets increased by approximately $2.2 million from $1.2 million for the year ended December 31, 2016 to $3.3 million as of June 30, 2017. The increase was mainly due to the $2.0 million working capital advances required under certain charter contracts.

Accrued expenses were $0.7 million and $0.6 million as of June 30, 2017 and December 31, 2016, respectively.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue amounted to $1.2 million as of June 30, 2017 as compared to $2.5 million for the year ended December 31, 2016.

Cash used in investing activities for the six month period ended June 30, 2017 as compared to the six month period ended June 30, 2016:

There was no net cash used in investing activities for the six month period ended June 30, 2017 as compared to $0.5 million for the same period in 2016.

Cash used in financing activities for the six month period ended June 30, 2017 as compared to the six month period ended June 30, 2016:

Net cash used in financing activities for the six month period ended June 30, 2017 was $25.0 million, compared to $18.5 million net cash used in financing activities for the six month period ended June 30, 2016. Net cash used in financing activities for the six month period ended June 30, 2017 primarily resulted from: (a) a $10.0 million increase in restricted cash; (b) $18.0 million of dividends paid; and (c) $1.0 million of loan repayments, partially mitigated by: (i) $4.0 million proceeds from issuance of common units; and (ii) $0.1 million proceeds from issuance of general partner units. Net cash used in financing activities for the six month period ended June 30, 2016 primarily resulted from: (a) $1.0 million of loan repayments; and (b) $17.5 million of dividends paid.

Reconciliation of EBITDA to Net Cash from Operating Activities and Operating Surplus

	Three Month Period ended June 30, 2017 ($ ‘000) (unaudited)	Three Month Period ended June 30, 2016 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2017 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2016 ($ ‘000) (unaudited)
Net cash provided by operating activities	$6,825	$9,464	$7,972	$19,394
Net increase in operating assets	1,788	6,586	12,021	6,930
Net (increase) / decrease in operating liabilities	947	(2,481)	1,486	2,128
Net interest cost	3,198	3,215	6,323	6,371
Amortization of deferred finance cost and bond premium	(346)	(350)	(690)	(701)
EBITDA	$12,412	$16,434	$27,112	$34,122
Cash interest paid	$(2,915)	$(2,923)	$(5,692)	$(5,760)
Cash interest income	12	69	19	69
Maintenance and replacement capital expenditures	$(2,461)	$(3,580)	$(4,922)	$(7,160)
Operating Surplus	$7,048	$10,000	$16,517	$21,271

	Three Month Period ended June 30, 2017 ($ ‘000) (unaudited)	Three Month Period ended June 30, 2016 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2017 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2016 ($ ‘000) (unaudited)
Net cash provided by operating activities	$6,825	$9,464	$7,972	$19,394
Net cash used in investing activities	$—	$—	$—	$(500)
Net cash used in financing activities	$(9,310)	$(9,254)	$(24,986)	$(18,509)

EBITDA

EBITDA represents net income before interest and finance costs, before depreciation and amortization and income taxes. We use EBITDA as a liquidity measure and reconcile EBITDA to net cash provided by/ (used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) amortization of deferred finance charges and other related expenses, (v) provision for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) gain/(loss) on sale of assets/subsidiaries, and (ix) impairment charges. Navios Midstream believes that EBITDA is the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Midstream’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Midstream also believes that EBITDA is used (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Midstream’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Midstream’s performance. Furthermore, our calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA represents net income plus interest and finance costs plus depreciation and amortization including accelerated amortization of time charters and income taxes.

EBITDA decreased by $4.0 million to $12.4 million for the three month period ended June 30, 2017, as compared to $16.4 million for the same period in 2016. The decrease in EBITDA was due to a $4.2 million decrease in revenue; partially mitigated by a: (i) $0.1 million decrease in time charter expenses; and (ii) $0.1 million decrease in general and administrative expenses.

EBITDA decreased by approximately $7.0 million to $27.1 million for the six month period ended June 30, 2017, as compared to $34.1 million for the same period in 2016. The decrease in EBITDA was due to a: (i) $7.2 million decrease in revenue; and (ii) $0.2 million increase in other expense. The above decrease was partially mitigated by a: (a) $0.2 million decrease in time charter expenses; (b) $0.2 million decrease in general and administrative expenses; and (c) $0.1 million decrease in management fees.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Midstream’s capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Midstream’s business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Midstream’s debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Borrowings

Navios Midstream’s long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net of deferred finance costs and discount”. As of June 30, 2017 and December 31, 2016, the loan balance outstanding amounted to $200.9 million and $201.9 million, respectively, under the Term Loan B, discussed above. The current portion of long-term debt amounted to $2.1 million for each of the periods ended June 30, 2017 and December 31, 2016.

Capital Expenditures

Maintenance for our vessels and expenses related to drydocking are paid to our Manager at cost under the Management Agreement.

Maintenance and replacement capital expenditures

Our partnership agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to our existing unitholders. We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

Maintenance Capital Expenditures. Our initial annual estimated drydocking capital expenditure reserve is expected to be $1.7 million. The estimation is based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, and drydocking and special survey costs based on current industry data.

Replacement Capital Expenditures. Because of the substantial capital expenditures we are required to make to maintain our fleet over time, our initial annual estimated replacement capital expenditures for estimating maintenance and replacement capital expenditures is expected to be $8.1 million per year, for replacing vessels at the end of their useful lives. The future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of the vessels, a relative net investment rate, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as of June 30, 2017:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1), (2)	$2,050	$198,850	$—	$—	$200,900
Total contractual obligations	$2,050	$198,850	$—	$—	$200,900

(1)	The amount identified does not include interest costs associated with the outstanding Term Loan B, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 4.50% per annum.
(2)	The amount identified excludes the discount associated with the outstanding Term Loan B.

Fleet Employment Profile

Set forth below are selected historical and statistical data of our fleet for each of the three and six month periods ended June 30, 2017 and June 30, 2016 that we believe may be useful in better understanding our fleet’s financial position and results of operations.

	Three Month Period ended June 30, 2017 (unaudited)	Three Month Period ended June 30, 2016 (unaudited)	Six Month Period ended June 30, 2017 (unaudited)	Six Month Period ended June 30, 2016 (unaudited)
FLEET DATA
Available days(1)	463	488	1,003	1,034
Operating days(2)	448	485	985	1,030
Fleet utilization(3)	96.7%	99.4%	98.2%	99.6%
Vessels operating at period end	6	6	6	6
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$39,342	$45,783	$38,914	$44,565

(1)	Available days: total calendar days the vessels were in Navios Midstream’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: the percentage of time that the Navios Midstream’s vessels were available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: time charter revenues less time charter expenses during a relevant period divided by the number of available days during the period.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Currently, Navios Acquisition owns 12.4% of our outstanding common units and 100.0% of our outstanding subordinated units and subordinated Series A units.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•	Our distribution policy will be affected by restrictions on distributions under our new credit facility that we entered into in connection with the closing of the offering. Specifically, our new credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the proposed new credit facility or if we are otherwise in default under our new credit facility, our ability to make cash distributions to you, notwithstanding our cash distribution policy, would be materially adversely affected.

•	If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

The amount of the minimum quarterly distribution is $0.4125 per unit, or $1.65 per unit per year. The amount of available cash from operating surplus, which we also refer to as cash available for distributions, needed to pay the minimum quarterly distribution on all of the common units and subordinated units and the 2.0% general partner interest to be outstanding as of June 30, 2017 for one quarter and for four quarters will be approximately:

	Number of Units	Distributions
		One Quarter	Four Quarters
Common units	10,011,806	$4,129,870	$16,519,480
Subordinated Series A units	1,592,920	657,080	2,628,318
Subordinated units	9,342,692	3,853,860	15,415,442
General Partner interest(1)	427,499	176,343	705,373
Total	21,374,917	$8,817,153	$35,268,613

(1)	The number of general partner units is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common and subordinated units outstanding divided by 98.0%) by the general partner’s 2.0% general partner interest.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. The amount of the minimum quarterly distribution is $0.4125 per unit, or $1.65 per unit per year. We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

In general, our general partner is entitled to 2.0% of all distributions that we make prior to our liquidation. The general partner’s initial 2.0% interest in these distributions may, however, be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its initial 2.0% general partner interest. Our general partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its current general partner interest.

On January 23, 2017, the Board of Directors of Navios Midstream authorized a quarterly cash distribution for the three month period ended December 31, 2016 of $0.4225 per unit. The distribution was paid on February 14, 2017 to all record holders of common units, subordinated units, subordinated Series A units and general partner units on February 9, 2017. The aggregate amount of the distribution paid was $9.0 million.

On April 24, 2017, the Board of Directors authorized a quarterly cash distribution for the three month period ended March 31, 2017 of $0.4225 per unit. The distribution was paid on May 11, 2017 to all record holders of common units, subordinated units, subordinated Series A units and general partner units on May 5, 2017. The aggregate amount of the declared distribution was $9.0 million.

On July 20, 2017, the Board of Directors authorized a quarterly cash distribution for the three month period ended June 30, 2017 of $0.4225 per unit. The distribution is payable on August 11, 2017 to all holders of record holders of common units, subordinated units, subordinated Series A units and general partner units on August 8, 2017. The aggregate amount of the declared distribution is anticipated to be $9.0 million.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Total Amount		Marginal Percentage Interest in Distributions
			Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$0.4125	98.0%	2.0%	0%
First Target Distribution	up to $	0.4744	98.0%	2.0%	0%
Second Target Distribution	above $	0.4744	85.0%	2.0%	13.0%
	up to $	0.5156
Third Target Distribution	above $	0.5156	75.0%	2.0%	23.0%
	up to $	0.6188
Thereafter	above $	0.6188	50.0%	2.0%	48.0%

Related Party Transactions

Management fees: On November 18, 2014, the Company entered into a Management Agreement with the Manager pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9,500 per VLCC tanker vessel that had originally been fixed until November 2016.

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9,500 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

Management fees for the three and six month periods ended June 30, 2017 amounted to $5.2 million and $10.3 million, respectively. Management fees for the three and six month periods ended June 30, 2016 amounted to $5.2 million and $10.4 million, respectively.

General and administrative expenses: On November 18, 2014, Navios Midstream entered into a Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses.

Total general and administrative expenses for the three and six month periods ended June 30, 2017 amounted to $0.6 million and $1.4 million, respectively. Total general and administrative expenses for the three and six month periods ended June 30, 2016 amounted to $0.7 million and $1.6 million, respectively. For each of the three month periods ended June 30, 2017 and June 30, 2016, the expenses charged by Navios Maritime Holdings Inc. (“Navios Holdings”) for administrative services were $0.4 million. For each of the six month periods ended June 30, 2017 and June 30, 2016, the expenses charged by Navios Holdings for administrative services were $0.8 million.

Balances due from related parties: Balance due from related parties as of June 30, 2017 and as of December 31, 2016, were $11.4 million and $4.9 million, respectively, and included the current and non-current amounts mainly due from Navios Holdings and Navios Acquisition and its subsidiaries. Amounts due from related parties mainly consisted of special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement and backstop commitment from Navios Acquisition (see paragraph below in current section).

Omnibus agreement: On November 18, 2014, Navios Midstream entered into an omnibus agreement, with Navios Acquisition, Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Under the omnibus agreement, Navios Midstream and its subsidiaries granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition granted a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Midstream entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Backstop agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment at a net rate of $35,000 per day for the Nave Celeste, $38,400 per day for the Shinyo Ocean and $38,025 per day for the Shinyo Kannika. Following the expiration of their original charter contracts and the redelivery of the Nave Celeste, the Shinyo Ocean and the Shinyo Kannika in the first quarter of 2017, Navios Midstream has entered into new charter contracts for the above vessels with third parties. Those contracts provide for index linked charter rates or pool earnings as the case may be. The backstop rates apply for a two-year period as of the redelivery of each of the vessels from its original charterer, if the actual rates achieved are below the agreed backstop rates for each of the vessels. For the three and six month periods ended June 30, 2017 backstop commitment was $4.1 million and $5.2 million, respectively ($0 for the respective periods in 2016) and is included in the balance due from related parties (see paragraph above in current section).

General Partner option agreement: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Option vessels: Navios Midstream has options expiring on November 18, 2018 to acquire the Buena Suerte, the Nave Neutrino and the Nave Electron from Navios Acquisition.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction.

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase thereby decreasing our income or vice versa if the U.S. dollar increases in value.

Interest Rate Risk

Borrowings under our credit facility bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes, which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2017, we paid interest on our outstanding debt at a weighted average interest rate of 5.57%. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June, 2017 by $1.0 million. For the six month period ended June 30, 2016, we paid interest on our outstanding debt at a weighted average interest rate of 5.50%.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the three month period ended June 30, 2017, customers representing 10% or more of total revenue were Cosco Dalian, VL8 and Shell that accounted for 48.4%, 17.6% and 11.5%, respectively, of our revenue.

For the six month period ended June 30, 2016, customers representing 10% or more of total revenue were Cosco Dalian, SK Shipping and Formosa Petrochemical, which accounted for 70.0%, 15.2% and 14.8%, respectively, of our revenue.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Critical Accounting Policies

Our interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements, included in the 2016 Annual Report.

Exhibit List

Exhibit Number

101	The following materials from Navios Maritime Midstream Partners L.P.’s Form 6-K containing its financial statements for the three and six months ended June 30, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets at June 30, 2017 (unaudited) and December 31, 2016; (ii) Unaudited Condensed Consolidated Statements of Income for each of the three and six month periods ended June 30, 2017 and 2016; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2017 and 2016; (iv) Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six month periods ended June 30, 2017 and 2016; and (v) the Condensed Notes to the Consolidated Financial Statements (unaudited).

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2017 (UNAUDITED) AND DECEMBER 31, 2016	F-2

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016	F-3

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016	F-4

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2017 AND 2016	F-5

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars except unit amounts)

	Notes	June 30, 2017 (unaudited)	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	3	$35,777	$52,791
Restricted cash	3	10,000	—
Accounts receivable, net		2,117	2,264
Prepaid expenses and other current assets		3,321	1,168
Due from related parties, current	8	8,804	4,864
Total current assets		60,019	61,087
Vessels, net	4	367,332	378,444
Intangible assets	5	23,724	25,164
Deferred drydock and special survey costs, net		12,821	11,086
Due from related parties, non-current	8	2,565	—
Total non-current assets		406,442	414,694
Total assets		$466,461	$475,781
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$2,086	$2,386
Accrued expenses		742	602
Deferred revenue		1,168	2,494
Current portion of long-term debt, net of deferred finance costs and discount	6	668	661
Total current liabilities		4,664	6,143
Long-term debt, net of current portion and net of deferred finance costs	6	196,173	196,515
Total non-current liabilities		196,173	196,515
Total liabilities		$200,837	$202,658
Commitments and contingencies	9	—	—
Total Partners’ capital
Common Unitholders (10,011,806 units and 9,675,795 units issued and outstanding at June 30, 2017 and December 31, 2016, respectively)		124,214	125,635
Subordinated Series A Unitholders (1,592,920 units issued and outstanding at June 30, 2017 and at December 31, 2016, respectively)		25,729	26,593
Subordinated Unitholders (9,342,692 units issued and outstanding at June 30, 2017 and December 31, 2016, respectively)		110,485	115,552
General Partner (427,499 units and 420,641 units issued and outstanding at June 30, 2017 and at December 31, 2016, respectively)		5,196	5,343
Partners’ capital		265,624	273,123
Total liabilities and Partners’ capital		$466,461	$475,781

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars, except unit and per unit data)

	Notes	Three Month Period ended June 30, 2017 (unaudited)	Three Month Period ended June 30, 2016 (unaudited)	Six Month Period ended June 30, 2017 (unaudited)	Six Month Period ended June 30, 2016 (unaudited)
Revenue (includes related party revenue of $4,075 and $5,231 for the three and six months ended June 30, 2017, respectively, and $0 for the three and six months ended June 30, 2016)	8	$18,510	$22,695	$39,610	$46,844
Time charter expenses		(284)	(338)	(569)	(749)
Direct vessel expenses		(995)	(952)	(1,775)	(1,588)
Management fees (entirely through related party transactions)	8	(5,187)	(5,187)	(10,317)	(10,374)
General and administrative expenses	8	(630)	(724)	(1,354)	(1,550)
Depreciation and amortization	4, 5	(6,259)	(6,378)	(12,552)	(12,779)
Interest income		5	69	11	69
Interest expenses and finance cost	6	(3,203)	(3,284)	(6,334)	(6,440)
Other income/ (expense), net		3	(12)	(258)	(49)
Net income		$1,960	$5,889	$6,462	$13,384
Earnings attributable to:
Common unit holders		$918	$2,659	$3,026	$6,043
Subordinated Series A unit holders		$146	$453	$482	$1,030
Subordinated unit holders		$856	$2,659	$2,827	$6,043
General Partner		$40	$118	$127	$268
Earnings per unit (basic and diluted)
Common unitholders		$0.10	$0.28	$0.30	$0.65
Subordinated Series A unitholders		$0.10	$0.28	$0.30	$0.65
Subordinated unitholders		$0.10	$0.28	$0.30	$0.65
General Partner		$0.10	$0.28	$0.30	$0.65

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Six Month Period ended June 30, 2017 (unaudited)	Six Month Period ended June 30, 2016 (unaudited)
OPERATING ACTIVITIES
Net income		$6,462	$13,384
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,5	12,552	12,779
Amortization of deferred finance fees		690	701
Amortization of drydock and special survey costs		1,775	1,588
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets		(2,153)	(5)
Payments for drydocking		(3,510)	(5,131)
Decrease / (increase) in accounts receivable		147	(1,794)
Increase in due from related parties, current	8	(3,940)	(4,273)
(Decrease) / increase in accounts payable		(300)	1,677
Increase / (decrease) in accrued expenses		140	(95)
Increase in due from related parties, non-current	8	(2,565)	—
(Decrease) / increase in deferred revenue		(1,326)	563
Net cash provided by operating activities		$7,972	$19,394
INVESTING ACTIVITIES
Acquisition of vessels		—	(500)
Net cash used in investing activities		$—	$(500)
FINANCING ACTIVITIES
Loan repayment		(1,025)	(1,025)
Dividend paid		(18,049)	(17,484)
Proceeds from issuance of general partner units		84	—
Proceeds from issuance of common units		4,004	—
Increase in restricted cash		(10,000)	—
Net cash used in financing activities		$(24,986)	$(18,509)
Net (decrease) / increase in cash and cash equivalents		(17,014)	385
Cash and cash equivalents, beginning of period		$52,791	$37,834
Cash and cash equivalents, end of period		$35,777	$38,219
Supplemental disclosures of cash flow information
Cash interest paid		$5,692	$5,760

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Subordinated Series A Unitholders		Total Partners’ Capital
	Units	$	Units	$	Units	$	Units	$	$
Consolidated Balance December 31, 2015	413,843	5,464	9,342,692	126,317	9,342,692	120,154	1,592,920	27,379	279,314
Net Income	—	268	—	6,043	—	6,043	—	1,030	13,384
Cash distribution	—	(350)	—	(7,894)	—	(7,894)	—	(1,346)	(17,484)
Consolidated Balance June 30, 2016	413,843	5,382	9,342,692	124,466	9,342,692	118,303	1,592,920	27,063	275,214
Consolidated Balance December 31, 2016	420,641	5,343	9,675,795	125,635	9,342,692	115,552	1,592,920	26,593	273,123
Net Income	—	127	—	3,026	—	2,827	—	482	6,462
Equity offering	6,858	84	336,011	4,004	—	—	—	—	4,088
Cash distribution	—	(358)	—	(8,451)	—	(7,894)	—	(1,346)	(18,049)
Consolidated Balance June 30, 2017	427,499	5,196	10,011,806	124,214	9,342,692	110,485	1,592,920	25,729	265,624

See unaudited condensed notes to the condensed consolidated financial statements.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Midstream Partners L.P. (“Navios Midstream”, the “Company” or the “Partnership”) (NYSE: NAP), was formed in The Republic of the Marshall Islands on October 13, 2014. Navios Maritime Midstream Partners GP LLC (the “General Partner”), a Marshall Islands limited liability company and wholly-owned subsidiary of Navios Maritime Acquisition Corporation (“Navios Acquisition”), was also formed on that date to act as the General Partner of Navios Midstream and receive a 2.0% general partner interest.

In connection with the initial public offering (“IPO”) of Navios Midstream in November 2014, Navios Midstream acquired all of the outstanding shares of capital stock of four of Navios Acquisition’s vessel-owning subsidiaries (Shinyo Ocean Limited, Shinyo Kannika Limited, Shinyo Kieran Limited and Shinyo Saowalak Limited) in exchange for: (i) all of the estimated net proceeds from the IPO amounting to $110,403; (ii) $104,451 of the $126,000 borrowings under Navios Midstream’s new credit facility; (iii) 9,342,692 subordinated units and 1,242,692 common units; and (iv) 381,334 general partner units, representing a 2.0% general partner interest in Navios Midstream, and all of the incentive distribution rights in Navios Midstream, to our General Partner.

On or prior to the closing of the IPO, Navios Midstream entered into the following agreements: a) a share purchase agreement with Navios Acquisition pursuant to which Navios Midstream will have options, exercisable at any time during a two-year period until November 18, 2016, to acquire the capital stock of up to seven of its subsidiaries that own seven VLCCs and the related time charters; b) a management agreement (the “Management Agreement”) with Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”), pursuant to which the Manager provides Navios Midstream commercial and technical management services; c) an administrative services agreement (the “Administrative Services Agreement”) with the Manager pursuant to which the Manager provides Navios Midstream administrative services; and d) an omnibus agreement with Navios Holdings, Navios Acquisition, Navios Maritime Partners L.P. (“Navios Partners”) and the General Partner governing, among other things, when Navios Midstream, Navios Holdings, Navios Acquisition and Navios Partners may compete against each other as well as rights of first offer on VLCCs, crude oil tankers, refined petroleum product tankers, chemical tankers and liquefied petroleum gas (“LPG”) tankers.

In June 2015, Navios Midstream exercised its option to acquire the shares of the vessel-owning subsidiaries of the Nave Celeste and the C. Dream from Navios Acquisition for an aggregate purchase price of $100,000. The aggregate purchase price consisted of 1,592,920 subordinated Series A Units, issued to Navios Acquisition, and $73,000 cash consideration. The rights and terms of the subordinated Series A Units are substantially similar to those of the subordinated units in terms of rights such as voting and distributions; provided, however, the subordinated Series A Units are senior in preference in liquidation to the subordinated units and unlike the subordinated units that convert at the end of the subordination period (as such period is determined pursuant to the partnership agreement), all of the outstanding subordinated Series A Units will automatically convert into common units on a one-for-one basis on the earlier of (i) June 18, 2018, or (ii) the Liquidation Date, as defined in the partnership agreement.

Navios Midstream’s principal activity is to own, operate and acquire crude oil tankers under long-term employment contracts as well as refined petroleum product tankers, chemical tankers, and LPG tankers under long-term employment contracts. The Company intends to charter the vessels under long-term employment contracts to international oil companies, refiners, and large vessel operators.

As of June 30, 2017, there were outstanding: 10,011,806 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A Units and 427,499 general partnership units. As of June 30, 2017, Navios Acquisition owned a 58.97% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

As of June 30, 2017, the Company owned six VLCC tanker vessels.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Midstream’s condensed consolidated financial position, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The yearend condensed balance sheet data was derived from audited financial statements, but does not include all disclosure required by accounting principles generally accepted in the United States of America (“GAAP”). The results of operations for the interim periods

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under GAAP for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Midstream’s 2016 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Midstream, a Marshall Islands corporation, and its subsidiaries that are all 100% owned. All significant intercompany balances and transactions have been eliminated in the condensed consolidated statements.

(c) Revenue recognition: Revenue is recorded when (i) services are rendered, (ii) the Company has signed charter agreement or other evidence of an arrangement, (iii) the price is fixed or determinable and (iv) collection is reasonably assured. Revenue is generated from the time charter of vessels.

Revenues from time chartering of vessels are accounted for as operating leases and are therefore recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly, half-yearly or annually basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for or when such revenue becomes determinable.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

As of June 30, 2017, the entities included in these condensed consolidated financial statements were:

Company name	Vessel name	Country of incorporation	2017	2016
Navios Maritime Midstream Operating LLC	N/A	Marshall Islands	1/1-6/30	1/1-6/30
Navios Maritime Midstream Partners L.P.	N/A	Marshall Islands	1/1-6/30	1/1-6/30
Navios Maritime Midstream Partners Finance (US) Inc.	N/A	Delaware	1/1-6/30	1/1-6/30
Shinyo Kannika Limited	Shinyo Kannika	Hong Kong	1/1-6/30	1/1-6/30
Shinyo Ocean Limited	Shinyo Ocean	Hong Kong	1/1-6/30	1/1-6/30
Shinyo Saowalak Limited	Shinyo Saowalak	British Virgin Is.	1/1-6/30	1/1-6/30
Shinyo Kieran Limited	Shinyo Kieran	British Virgin Is.	1/1-6/30	1/1-6/30
Shinyo Dream Limited	C. Dream	Hong Kong	1/1-6/30	1/1-6/30
Sikinos Shipping Corporation	Nave Celeste	Marshall Islands	1/1-6/30	1/1-6/30

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company will adopt the standard as of January 1, 2018 and is in the process of validating aspects of its preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09. The Company is considering the business assumptions, processes, systems and controls to fully determine revenue recognition and disclosure under the new standard. The Company’s initial assessment may change as the Company continues to review the new guidance.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents consisted of the following:

	June 30, 2017	December 31, 2016
Cash at banks	$35,777	$49,787
Short-term deposits	—	3,004
Total cash and cash equivalents	$35,777	$52,791

The bank accounts are legally owned by the entities referenced in Note 1.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash of $10,000 as of June 30, 2017 ($0 for December 31, 2016) is held as required by certain provisions of Navios Midstream’s credit facility.

NOTE 4: VESSELS, NET

	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2016	$487,640	$(109,196)	$378,444
Additions	—	(11,112)	(11,112)
Balance at June 30, 2017	$487,640	$(120,308)	$367,332

NOTE 5: INTANGIBLE ASSETS

Intangible assets as of June 30, 2017 and December 31, 2016 consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2016	$44,877	$(19,713)	$25,164
Additions	—	(1,440)	(1,440)
Write-offs	(3,026)	3,026	—
Balance at June 30, 2017	$41,851	$(18,127)	$23,724

Amortization expense of favorable lease terms for the three and six month periods ended June 30, 2017 and 2016 is presented in the following table:

	Three Month Period Ended		Six Month Period Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Favorable lease terms charter-out	$(703)	$(822)	$(1,440)	$(1,643)
Total	$(703)	$(822)	$(1,440)	$(1,643)

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The aggregate amortizations of intangible assets will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(9,669)	$(23,724)
Total	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(2,811)	$(9,669)	$(23,724)

Intangible assets subject to amortization are amortized using the straight-line method over their estimated useful lives to their estimated residual value of zero. Intangible assets are amortized over the contract periods, which ranged from 6.34 to 15.00 years at inception.

NOTE 6: LONG-TERM DEBT

Long-term debt consisted of the following:

	June 30, 2017	December 31, 2016
Term Loan B	200,900	201,925
Less deferred finance costs, net	(2,856)	(3,342)
Total long term debt	198,044	198,583
Less unamortized discount	(1,203)	(1,407)
Less current portion, net of deferred finance cost	(668)	(661)
Total long term debt, net of current portion and net of deferred finance costs	$196,173	$196,515

Term Loan B: On June 18, 2015, Navios Midstream and Navios Maritime Midstream Partners Finance (US) Inc., as co-borrowers, completed the issuance of the $205,000 Term Loan B (the “Term Loan B”). The Term Loan B is set to mature on June 18, 2020 and is repayable in equal quarterly installments of 0.25% of the initial principal amount of the Term Loan B, beginning on September 18, 2015, with a final payment of the aggregate principal amount of the Term Loan B, plus accrued and unpaid interest, due on the maturity. The Term Loan B bears interest at LIBOR plus 4.50% per annum.

The Term Loan B requires maintenance of a loan to value ratio of no greater than 0.85 to 1.0 and a minimum interest coverage ratio of at least 3.75 to 1.0, and other restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B also provides for excess cash flow prepayments and customary events of default.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Midstream’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary.

As of June 30, 2017, Navios Midstream was in compliance with the covenants set forth in the Term Loan B.

As of June 30, 2017, a balance of $200,900 was outstanding under the Term Loan B.

The table below reflects the principal payments of credit facilities outstanding as of June 30, 2017 for the next three years based on the repayment schedule of the respective loan facilities (as described above).

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The weighted average interest rate as of June 30, 2017 and 2016 was 5.57% and 5.50%, respectively.

June 30, 2017
Long-Term Debt Obligations:
Year
June 30, 2018	$2,050
June 30, 2019	2,050
June 30, 2020	196,800
Total	$200,900

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Term Loan B facility: The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account our creditworthiness.

Due from related parties, current: The carrying amount of due from related parties, current reported in the balance sheet approximates its fair value due to the short-term nature of these receivables.

Due from related parties, non-current: The carrying amount of due from related parties, non-current reported in the balance sheet approximates its fair value.

The fair value hierarchy is explained as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2017 or December 31, 2016.

	June 30, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$35,777	$35,777	$52,791	$52,791
Restricted cash	$10,000	$10,000	$—	$—
Long-term debt	$198,044	$200,649	$198,583	$198,139
Due from related parties, current	$8,804	$8,804	$4,864	$4,864
Due from related parties, non-current	$2,565	$2,565	$—	$—

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2017 or December 31, 2016.

Fair Value Measurements at June 30, 2017 Using

	Total	Level I	Level II	Level III
Cash and cash equivalents	$35,777	$35,777	$—	$—
Restricted cash	$10,000	$10,000	$—	$—
Long-term debt	$200,649	$—	$200,649	$—
Due from related parties, current	$8,804	$8,804	$—	$—
Due from related parties, non-current	$2,565	$—	$2,565	$—

Fair Value Measurements at December 31, 2016 Using

	Total	Level I	Level II	Level III
Cash and cash equivalents	$52,791	$52,791	$—	$—
Long-term debt	$198,139	$—	$198,139	$—
Due from related parties, current	$4,864	$4,864	$—	$—
Due from related parties, non-current	$—	$—	$—	$—

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Management fees: On November 18, 2014, the Company entered into a Management Agreement with the Manager, a wholly-owned subsidiary of Navios Holdings, pursuant to which the Manager provides commercial and technical management services to Navios Midstream’s vessels for a daily fee of $9.5 per VLCC tanker vessel that was originally fixed for the first two years.

In October 2016, Navios Midstream amended its existing Management Agreement with the Manager to extend the fixed fee period for commercial and technical management services of its fleet, until December 31, 2018 at the current rate of $9.5 per day per VLCC. Dry docking expenses are reimbursed at cost for all vessels.

Total management fees for each of the three and six month periods ended June 30, 2017 amounted to $5,187 and $10,317, respectively. Total management fees for each of the three and six month periods ended June 30, 2016 amounted to $5,187 and $10,374, respectively.

General and administrative expenses: On November 18, 2014, Navios Midstream entered into the Administrative Services Agreement with the Manager, expiring on November 18, 2019, pursuant to which the Manager provides certain administrative management services to Navios Midstream which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses.

For each of the three and six month periods ended June 30, 2017, the expense arising from the administrative services rendered by the Manager to the Company’s vessels amounted to $375 and $750, respectively. For each of the three and six month periods ended June 30, 2016, the expense arising from the administrative services rendered by the Manager to the Company’s vessels amounted to $375 and $750, respectively.

Balances due from related parties: Balance due from related parties as of June 30, 2017 and as of December 31, 2016, were $11,369 and $4,864, respectively, and included the current and non-current amounts mainly due from Navios Holdings and Navios Acquisition and its subsidiaries. Amounts due from related parties mainly consisted of special survey and dry docking expenses for certain vessels of our fleet, as well as management fees, in accordance with the Management Agreement and backstop commitment from Navios Acquisition (see paragraph below in current section).

Omnibus agreement: On November 18, 2014, Navios Midstream entered into an omnibus agreement, with Navios Acquisition, Navios Holdings and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Under the omnibus agreement, Navios Midstream and its subsidiaries granted to Navios Acquisition a right of first offer on any proposed sale, transfer or other disposition of any of its VLCCs or any crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers and related charters owned or acquired by Navios Midstream. Likewise, Navios Acquisition granted a similar right of first offer to Navios Midstream for any of the VLCCs, crude oil tanker, refined petroleum product tanker, LPG tanker or chemical tanker under charter for five or more years it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a charter party or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

In connection with the Navios Maritime Containers Inc. (“Navios Containers”) private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Midstream entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Holdings and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream to compete with Navios Containers under specified circumstances.

Backstop agreements: On November 18, 2014, Navios Acquisition entered into backstop agreements with Navios Midstream. In accordance with the terms of the backstop agreements, Navios Acquisition has provided a backstop commitment at a net rate of $35.0 per day for the Nave Celeste, $38.4 per day for the Shinyo Ocean and $38.0 per day for the Shinyo Kannika. The backstop rates apply for a two-year period as of the redelivery of each of the vessels from its original charterer, if the actual rates achieved are below the agreed backstop rates for each of the vessels. For the three and six month periods ended June 30, 2017, backstop revenue amounted to $4,075 and $5,231, respectively ($0 for the respective periods in 2016) and is included in the balance due from related parties (see paragraph above in current section).

General Partner option agreement: Navios Holdings has a ten-year option to purchase a minimum of 25% of the general partner interest held by the general partner, the incentive distribution rights held by the general partner and/or the membership interests in the general partner from Navios Acquisition, each at fair market value. The option expires on November 18, 2024.

Option vessels: Navios Midstream has options expiring on November 18, 2018 to acquire the Buena Suerte, the Nave Neutrino and the Nave Electron from Navios Acquisition.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions are recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

NOTE 10: SEGMENT INFORMATION

The Company reports financial information and evaluates its operations by charter revenues. The Company does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

Company monitors operating revenue by geographic region for the Company’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately. For the three and six month periods ended June 30, 2017 and 2016, all the revenues were derived from customers located in Asia.

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 11: ISSUANCE OF UNITS

On July 29, 2016, Navios Midstream entered into a Continuous Offering Program Sales Agreement with S. Goldman Capital LLC. as sales agent (the “Agent”), pursuant to which Navios Midstream may issue and sell from time to time through the Agent common units representing limited partner interests having an aggregate offering price of up to $25,000.

During the quarter ended June 30, 2017, Navios Midstream issued 20,165 common units and received net proceeds of $227. Pursuant to the issuance of the common units, Navios Midstream issued 412 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $5. During the six month period ended June 30, 2017, Navios Midstream issued 336,011 common units and received net proceeds of $4,004. Pursuant to the issuance of the common units, Navios Midstream issued 6,858 general partnership units to its general partner in order to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $84. As of June 30, 2017, there were outstanding: 10,011,806 common units, 9,342,692 subordinated units, 1,592,920 subordinated Series A Units and 427,499 general partnership units. As of June 30, 2017, Navios Acquisition owned a 58.97% limited partner interest in Navios Midstream, which included a 2.0% general partner interest.

NOTE 12: CASH DISTRIBUTIONS AND EARNINGS/ (LOSSES) PER UNIT

The partnership agreement of Navios Midstream requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.4125 per unit or $1.65 per unit per year and is made in the following manner:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.4125 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.4125; and

•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4744.

Thereafter there are incentive distribution rights held by the General Partner, which are analyzed as follows:

			Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Total Amount		Common and subordinated Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution		$0.4125	98.0%	2.0%	0%
First Target Distribution	up to $	0.4744	98.0%	2.0%	0%
Second Target Distribution	above $	0.4744	85.0%	2.0%	13.0%
	up to $	0.5156
Third Target Distribution	above $	0.5156	75.0%	2.0%	23.0%
	up to $	0.6188
Thereafter	above $	0.6188	50.0%	2.0%	48.0%

On January 23, 2017, the Company’s Board of Directors authorized its quarterly cash distribution for the three month period ended December 31, 2016 of $0.4225 per unit. The distribution was paid on February 14, 2017 to all holders of record of common, subordinated, subordinated Series A units and general partner units on February 9, 2017. The aggregate amount of the distribution paid was $9,019.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On April 24, 2017, the Company’s Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended March 31, 2017 of $0.4225 per unit. The distribution was paid on May 11, 2017 to all holders of record of common, subordinated, subordinated Series A units and general partner units on May 5, 2017. The aggregate amount of the declared distribution was $9,030.

For the period subsequent to the IPO, Navios Midstream calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Midstream’s partnership agreement, net of the unallocated earnings. Basic earnings per unit are determined by dividing net income by the weighted average number of units outstanding during the period. Basic and diluted net earnings per unit are the same because the Company does not have any potentially dilutive units outstanding for the period presented.

In determining earnings per unit, the net loss for the period prior to the IPO, has been allocated to the general partner.

Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units, subordinated units and general partner units on a 98%-2% basis.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period ended June 30, 2017 (unaudited)	Three Month Period ended June 30, 2016 (unaudited)	Six Month Period ended June 30, 2017 (unaudited)	Six Month Period ended June 30, 2016 (unaudited)
Net income attributable to Navios Maritime Midstream Partners L.P. subsequent to initial public offering and limited partners’ interest in net income:	$1,960	$5,889	$6,462	$13,384
Earnings attributable to:
Common unit holders	$918	$2,659	$3,026	$6,043
Subordinated unit holders Series A	$146	$453	$482	$1,030
Subordinated unit holders	$856	$2,659	$2,827	$6,043
General Partner	$40	$118	$127	$268
Weighted average units outstanding (basic and diluted)
Common unit holders	10,004,384	9,342,692	9,934,312	9,342,692
Subordinated unit holders Series A	1,592,920	1,592,920	1,592,920	1,592,920
Subordinated unit holders	9,342,692	9,342,692	9,342,692	9,342,692
General Partner	$427,250	$413,843	$425,317	$413,843
Earnings per unit (basic and diluted):
Common unit holders	$0.10	$0.28	$0.30	$0.65
Subordinated unit holders Series A	$0.10	$0.28	$0.30	$0.65
Subordinated unit holders	$0.10	$0.28	$0.30	$0.65
General Partner	$0.10	$0.28	$0.30	$0.65
Earnings per unit - distributed (basic and diluted):
Common unit holders	$0.42	$0.42	$0.85	$0.85
Subordinated unit holders Series A	$0.42	$0.42	$0.84	$0.85

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Subordinated unit holders	$0.42	$0.42	$0.84	$0.85
General Partner	$0.42	$0.42	$0.84	$0.85
(Losses) per unit - undistributed (basic and diluted):
Common unit holders	$(0.32)	$(0.14)	$(0.55)	$(0.20)
Subordinated unit holders Series A	$(0.32)	$(0.14)	$(0.54)	$(0.20)
Subordinated unit holders	$(0.32)	$(0.14)	$(0.54)	$(0.20)
General Partner	$(0.32)	$(0.14)	$(0.54)	$(0.20)

NOTE 13: INCOME TAXES

Marshall Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, British Virgin Islands, and Hong Kong, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessels’ tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All of the Company’s vessel- owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

NOTE 14: SUBSEQUENT EVENTS

On July 20, 2017, the Board of Directors of Navios Midstream authorized its quarterly cash distribution for the three month period ended June 30, 2017 of $0.4225 per unit. The distribution is payable on August 11, 2017 to all holders of record of common, subordinated, subordinated Series A units and general partner units on August 8, 2017. The aggregate amount of the declared distribution is anticipated to be $9,031.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: July 31, 2017